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SECU

19005507

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bci Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S BISCAYNE BLVD, SUITE 2350
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RUBEN DINAMARCA 305-929-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

333 AVENUE OF THE THE AMERICAS, SUITE 3600	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 14 2019
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Andrew Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCI SECURITIES, INC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of FL
County of Dade
Subscribed and sworn to (or affirmed) before me this 07 day of February 2019
By Andrew Barrett
Personally known ✓ OR produced identification ____
Type identification produced ____

Notary Public

Signature

CHIEF EXECUTIVE OFFICER
Title

2-7-19

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bci Securities, Inc.

Financial Statements as of December 31, 2018, and
for the Year Ended December 31, 2018, and Report
of Independent Registered Public Accounting Firm

BCI SECURITIES, INC.

TABLE OF CONTENTS

Page

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
333 Southeast 2nd Avenue
Suite 3600
Miami, FL 33131
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Bci Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bci Securities, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, cash flows, changes in stockholders' equity, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their

form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 7, 2019

We have served as the Company's auditor since 2014.

BCI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	1,146,199
Financial instruments owned, at fair value		2,997,144
Receivable from clearing firm		1,002,452
Deposits with clearing organizations		250,000
Prepaid expense		82,155
Equipment, net of accumulated depreciation		61,416
Mutual fund 12b-1 fees receivable		50,637
Commissions receivable		2,696
Asset management fee receivable		10,967
Other assets		1,251
Due from related party		737
TOTAL	$	5,605,654
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Bonus payable	$	354,978
Financial instruments sold, not yet purchased, at fair value		288,637
Accounts payable and accrued liabilities		139,181
Payable to clearing organization		114,069
Due to related party		19,435
Total liabilities		916,300
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value -- $1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		14,601,892
Accumulated deficit		(9,912,548)
Total stockholder's equity		4,689,354
TOTAL	$	5,605,654

See notes to the financial statements.

BCI SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Commissions	$	955,305
Principal Transactions		382,023
Interest		34,489
Asset management fees		24,135
Other income		2,946
Total revenue		1,398,898
EXPENSES		
Employee compensation and benefits		1,993,195
Professional fees		402,247
Other general and administrative		309,589
Floor broker, exchange, and clearance fees		288,226
Technology and communications		191,840
Audit fees		153,100
Referral fees – related party		147,513
Occupancy		104,426
Depreciation		21,267
Total expenses		3,611,403
NET LOSS	$	(2,212,505)

See notes to the financial statements.

BCI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Shares issued and outstanding	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances December 31, 2017	1,000	$ 10	$ 9,601,892	$ (7,700,043)	$ 1,901,859
Capital contributions			5,000,000		5,000,000
Net loss				(2,212,505)	(2,212,505)
Balances December 31, 2018	1,000	$ 10	$ 14,601,892	$ (9,912,548)	$ 4,689,354

See notes to the financial statements.

BCI SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,212,505)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		21,267
Changes in operating assets and liabilities:		
Financial instruments owned, at fair value		(2,997,144)
Receivable from clearing firm		(472,905)
Prepaid expense		(7,277)
Mutual fund 12b-1 fees receivable		(8,554)
Commissions receivable		5,403
Advisory fee receivable		(6,536)
Other assets		660
Accounts receivable - related party		(737)
Bonus payable		91,307
Financial instruments sold, not yet purchased, at fair value		288,637
Accounts payable and accrued liabilities		(60,089)
Payable to clearing organization		(7,487)
Accounts payable - related party		(10,600)
Total adjustments		(3,164,055)
Net cash used in operating activities		(5,376,560)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(13,166)
Net cash used in investing activities		(13,166)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		5,000,000
Net cash provided by financing activities		5,000,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(389,726)
CASH AND CASH EQUIVALENTS - BEGINNING		1,535,925
CASH AND CASH EQUIVALENTS - ENDING	$	1,146,199

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization — Bci Securities, Inc. (the "Company"), was incorporated on July 6, 2011, in the State of Florida. The Company is owned by Banco de Credito e Inversiones, S.A. ("Bci Chile and/or the "Parent"), and Bci Asesoria Financiera S.A., both of which are Chilean companies. On May 16, 2014, the Company was granted Financial Industry Regulatory Authority ("FINRA") membership as a registered broker dealer. The Company is registered in the states of California, District of Columbia, Delaware, Florida, Georgia, Maryland, North Carolina, New Jersey, New York, Pennsylvania, and Puerto Rico. On July 31, 2014, the Company was granted an RIA license by the Florida Office of Financial Regulation. In November 2018, the Company closed the Branch office in Chile (see note 4).

The Company is authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government Bonds, sovereign debt and put and call options for its customers primarily residing in South America, in an agency capacity and charge a commission. The Company may enter into networking arrangements with banks, savings banks or credit unions. In addition, these arrangements may include kiosks that allow the Company to provide Bci Securities products and services at registered offices within banking institutions.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Instruments Owned — Proprietary securities transactions in regular-way trades are recorded on the Trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Income and expenses related to customer's securities and commodities transactions are reported on a trade date basis.

Revenue Recognition — On January 1, 2018, the Company adopted ASC Topic 606 by applying the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606.

The adoption of ASC Topic 606 did not have an impact on the recognition of our primary sources of revenue, which include commissions received from securities transactions on a trade date basis. The Company buys and sells securities on a riskless principal basis with customers and other dealers charging a markup which is recorded on a trade dated basis. In addition, distribution fees from mutual funds, variable annuities, and insurance products are accrued to recognize revenue when the Company satisfies performance obligations. Timing of recognition of substantially all of our remaining revenue was also not impacted, and we therefore did not record any cumulative effect adjustment to opening equity.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission, fees, and related clearing expenses are recorded on a trade-date basis. Fees, consisting principally of marketing and distribution fees, revenue participation with the Company's clearing broker in distribution fees, and interest are recorded as earned.

Asset management fees are earned typically on a quarterly basis in accordance with the terms of the client agreements.

Participation fees related to client sweep account investments are recorded in the month of service.

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it was more likely than not that the Company would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2018, the Company has a net operating loss deferred tax asset of $2,505,000 and has recorded a valuation allowance of $2,505,000 as management has determined on the weight of available evidence that it is more likely than not that the deferred tax asset will not be realized as of December 31, 2018. The Company is in a cumulative loss position with limited operating history of profitability and therefore a full valuation allowance is appropriate.

As of December 31, 2018, the Company has federal and state income tax net operating loss (NOL) carry-forwards of approximately $9,883,410, which will begin to expire in 2031.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company accounts for uncertainty in income taxes by recognizing in its financial statements the tax effects of a position only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. As of December 31, 2018, the Company has not recorded any unrecognized tax benefits in the accompanying statements of financial condition. Management does not expect that unrecognized tax benefits will increase within the next 12 months. In the event the Company were to recognize interest and penalties related to uncertain tax positions, they would be recognized in the financial statements as income tax expense.

Depreciation — Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The Company's equipment is depreciated over 5 years, and furniture and fixtures are depreciated over 7 years.

Cash and Cash Equivalents — The Company has defined cash equivalents as those highly liquid financial instruments purchased with a maturity of three months or less at the time of acquisition. The Company during the course of operations may maintain cash balances in excess of federally insured limits.

Prepaid Expenses – Prepaid expenses are amounts paid to secure the use of assets or the receipt of services at a future date or continuously over one or more future periods.

Equipment — Property and equipment are recorded at cost. Expenditures for major betterments and additions are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

2. FAIR VALUE

Fair Value Hierarchy — FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's categories of assets and liabilities measured at fair value on a recurring follows: U.S. Government Securities are valued using inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. Accordingly, U.S. government securities are generally categorized in level 2 of the fair value hierarchy. The Company determined the valuation with inputs from the custodian (Pershing LLC) market value determination which is derived principally from or corroborated by observable market data by correlation or other means (Level 2).

FAIR VALUE (continued)

As of December 31, 2018, the Company determined fair value of the Securities held as listed in the following table:

Long positions

Security	Rate and Maturity		Market Value		Accrued Interest		Valuation
United States Treasury Bonds	1.625% 03/31/19 B/E DTD 03/31/14	$	499,020	$	2,054	$	501,074
United States Treasury Bonds	1.000% 06/30/19 B/E DTD 06/30/12		496,250		0		496,250
United States Treasury Bonds	1.750% 09/30/19 B/E DTD 09/30/14		496,760		2,212		498,972
United States Treasury Bonds	1.625% 12/31/19 B/E DTD 12/31/14		990,040		0		990,040
United States Treasury Bonds	2.250% 03/31/20 B/E DTD 03/31/18		507,909		2,900		510,809
			2,989,979		7,165		2,997,144

Short Positions

Security	Rate and Maturity		Market Value		Accrued Interest		Valuation
United States Treasury Bonds	0.000% 03/14/19 B/E DTD 09/13/18		(288,637)				(288,637)
Security positions, net		$	2,701,342	$	7,165	$	2,708,507

In August 2018, the Company purchased approximately $2,999,239 of Unites States Treasury Bonds which included accrued interest of approximately $14,485. For the year ended December 31, 2018, the Company received $24,800 of interest income on the investments. As of December 31, 2018 the Company had approximately $2,997,144 of Unites States Treasury Bonds, which includes accrued interest of approximately $7,165, and is reported on the statement of cash flows changes in operating assets and liabilities.

As of December 31, 2018 the Company had a short position of approximately $288,637 of non-interest bearing Unites States Treasury Bonds, and approximately $287,000 of cash, which is reported as a component of receivable from clearing firm on the statement of financial condition. And $288,637 is reported as a change in operating assets and liabilities on the statement of cash flows.

3. OPERATIONS

The Company's working capital has been obtained from funds provided by its stockholders. In the absence of achieving profitable operations, the Company's liquidity is dependent upon the availability of continued funding from Bci Chile, and Bci Asesoria Financiera S.A. The Company received $5,000,000 of additional paid in capital in August 2018. See note 4.

4. RELATED-PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with Banco de Credito e Inversiones, S.A., Miami Branch ("Bci Miami Branch") in December 2017. The affiliate is a Branch of Bci Chile. The agreement is for one year and expired December 1, 2018. The parties agreed to continue this agreement through April 30, 2019. Under the terms of the agreement, Bci Miami Branch agreed to provide certain internet connectivity, infrastructure and technology services, accounting, and Human Resource services in exchange for a monthly fee. The fee is $1,197 per month, and may include other direct costs. In addition, the agreement includes health benefit costs for the Company employees at a cost determined by the insurance provider. For the year ended December 31, 2018, service expense and other direct costs incurred with Bci Miami Branch was approximately $14,364, and is included within other general and administrative expense in the statement of operations. For the year ended December 31, 2018, the Company paid $14,364 and the Company had no payables at December 31, 2018 related to the service agreement.

Under terms of the expense sharing agreement, Bci Miami Branch may assume and pay other fees and expenses as agreed to by the parties from time to time. For the year ended December 31, 2018 Bci Miami Branch paid costs of approximately $15,316. Approximately $12,600 is included in professional fees; approximately $2,716 is included in other general and administrative expense on the statement of operations. For the year ending December 31, 2018 the Company had no payables related to reimbursements. In addition, Bci Miami Branch uses a COBRA benefit coordinator to collect funds from a former Company employee. For the year ended December 31, 2018 the Company has receivables of approximately $737 which is reported as due from related party on the statement of financial condition. For the year ended December 31, 2018 due from related party increased by $737 as reported on the statement of cash flows.

In March 2016, the Company entered into a networking agreement with Bci Miami Branch. The agreement is for one year and automatically renews annually unless any party gives written notice of termination. The agreement was updated in April 2018 and October 2018 to reflect changes in staff listed in the agreement. Under the terms of the agreement, the Company will pay a referral fee to Bci Miami Branch for the revenues associated with all accounts for brokerage services referred to Bci Securities pursuant to the agreement. The fee is 25% (twenty-five percent) of net revenues generated by Bci Securities for referred bank customer accounts. For the year ended December 31, 2018, the Company incurred costs of approximately $131,078 which are reported as referral fees on the statement of operations. For the year ended December 31, 2018, the Company paid $130,902, and had $9,398 of payables at December 31, 2018 related to the agreement which is included in due to related party on the statement of financial condition. For the year ended December 31, 2018, referral fees payable increased by approximately $176, and is reported as a component of accounts payable-related party at December 31, 2018 on the statement of cash flows.

RELATED-PARTY TRANSACTIONS (continued)

In December 2016, The Company entered into an expense sharing agreement with Bci Corredor de Bolsa ("BCB") which is a subsidiary of Banco de Credito e Inversiones. On January 18, 2017, the Company amended the expense sharing agreement. On November 28, 2018, the parties terminated the agreement. Under terms of the amended agreement, the Company agreed to reimburse BCB for expenses related to supplies, staffing, information technology support, and other indirect costs in the monthly amount of $17,490 plus value added tax of 19% which is approximately $20,813 in total monthly. For the year ended December 31, 2018, service expense and other direct costs incurred by Bci Securities under the agreement was approximately $227,555. Approximately $161,146 is included within wages; $43,569 is included in other general and administrative expense; $20,150 is included in technology and communications; and $2,690 is included in occupancy and equipment in the statement of operations. For the year ended December 31, 2018, the Company paid $248,368 and had no payables related to the agreement. For the year ended December 31, 2018, referral fees payable decreased by $20,396, and is reported as a component of accounts payable-related party on the statement of cash flows.

In March 2016, the Company entered into a networking agreement with BCB, where a branch office would be established and certain employees of BCB would register as representatives of the Company. On November 28, 2018 the parties terminated the networking agreement.

In December 2018, the Company amended the clearing agreement with Pershing LLC ("Pershing" or "Clearing Firm") (see note 8). Under terms of the agreement, BCB (or "Sub-Broker") will be a Sub-Broker of Bci Securities, and may indirectly obtain the benefits of the securities clearing services the Company obtains from Pershing. Until termination, Pershing shall carry the customer accounts of BCB, and the accounts will be re-introduced accounts of the Company to Pershing on fully disclosed basis. The Sub-Broker agrees to be bound by terms of the clearing agreement as amended, in connection with any customer accounts introduced to Pershing through the Company. The Company and Sub-Broker jointly and severally agree to provide Pershing with information as Pershing may request. Sub-broker will establish a clearing deposit account with a balance of at least $50,000.

In December 2018, the Company entered into an Introducing broker agreement with BCB. The effective date of the agreement is the first trade date by BCB under this agreement. As of December 31, 2018, BCB has not placed a trade under the agreement. After such date, the agreement shall be reviewed by September 30, 2019, and is renewable in writing for one-year periods after reviews. Under terms of the agreement the Company will introduce the accounts of BCB to Pershing LLC and act as an agent of BCB subject to the terms and conditions of the agreement with Pershing. BCB will pay a fee which is the greater of $40,000 per month or 25% (twenty-five percent) of any revenues BCB introduces through the Company. BCB shall pay the Company for any expenses incurred in connection with the review/approval of BCB's compliance with the agreement including travel.

RELATED-PARTY TRANSACTIONS (continued)

On October 21, 2018, the Company entered into a Research Services Agreement with BCB. Under the terms of the agreement, BCB will provide daily reports that contain economic and financial information on relevant markets. The fee is $5,000 per year to be paid in equal monthly installments of approximately $417. Services began in November 2018. For the year ended December 31, 2018 the Company had expense of approximately $833. The Company paid $416 which is included in other general and administrative expense on the statement of operations. At December 31, 2018 the Company had $417 of payables to related party on the statement of financial condition. Related party payables increased by $417 and is reported as a component of accounts payable-related party on the statement of cash flows.

In March 2018, the Bci Miami Branch, which is Landlord to the Company, issued an intent to cancel the lease at 200 South Biscayne Blvd, Miami Florida, effective April 30, 2019. In December 2018, the Company amended a lease for office space from Bci Miami Branch. Under terms of the addendum, the lease will terminate on April 30, 2019. For the year-ended December 31, 2018, rent expense incurred with Bci Miami Branch was approximately $101,762, and is included in occupancy expense in the statement of operations. The minimum annual rental commitment under the Company's office space lease at December 31, 2018 is approximately $32,780 for the year ended December 31, 2019.

In May 2018, the Company entered into a networking agreement with City National Bank ("CNB") which is a subsidiary of Banco de Credito e Inversiones. Under terms of the agreement certain employees of CNB will be registered representatives of the Company and CNB may refer customers to the Company. The agreement is for one year, and automatically renews for one year terms unless terminated by the parties. The Company will pay 70% of the gross revenues generated from referred customers and such payments shall be paid in the month following determination of the fees. For the year ended December 31, 2018, the Company incurred costs of approximately $17,771, which are reported as referral fees on the statement of operations. For the year ended December 31, 2018, the Company paid $8,150, and had $9,620, of payables at December 31, 2018 related to the agreement which is included in due to related party on the statement of financial condition. For the year ended December 31, 2018, referral fees payable increased by $9,620, and is reported as a component of accounts payable-related party at December 31, 2018 on the statement of cash flows.

In October 2018, the Company authorized the Law Firm Shutts and Bowen to represent Bci Securities, in connection with a sublease of office space from City National Bank. As of December 31, 2018, the Company has not entered into an agreement for office space past April 30, 2019.

The Company maintained a non-interest bearing checking account at Bci Miami Branch. On April 27, 2018 the Company closed this account which had an approximate balance of $200,372 at closure.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the Aggregate Indebtedness net capital computation. Regulatory net capital, as defined, shall be at least the greater of $5,000 or 6.7% of Aggregate Indebtedness, as defined. At December 31, 2018, the Company's regulatory capital, as defined, was $4,459,428 , which was $4,398,341 in excess of its required regulatory net capital and the ratio of Aggregate Indebtedness, as defined, to regulatory net capital, as defined, was 0.2055 to 1.

6. REGULATORY CAPITAL NOTE

For the period ended December 31, 2018, the Company had no subordinated borrowings and is exempt from the required Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

7. EQUIPMENT

Equipment at December 31, 2018 consisted of the following:

Furniture and fixtures	$	61,348
Office equipment		64,488
Less: Accumulated depreciation		(64,420)
Total Property Plant and Equipment, net	$	61,416

During the year ended December 31, 2018, the Company purchased approximately $13,166, of assets, consisting of equipment. For the year ended December 31, 2018, the Company recorded $21,267 of depreciation.

8. COMMITMENTS AND CONTINGENCIES

On January 21, 2016, the Company received a completed contract from Pershing Clearing Corporation; wherein, Pershing Clearing Corporation will provide clearing services to the Company on a fully disclosed basis. In September 2018, the parties amended Schedule A fees of the agreement. There were no material changes to the terms of the Fully Disclosed Clearing Agreement.

Under the terms of the Schedule A amendment, the minimum quarterly fees begun April 1, 2018, were reduced to $75,000 per quarter. In September 2018, the Company reversed approximately $83,335 of accrued fees. Beginning January 1, 2019 the quarterly minimum fee will be $125,000.The contract is for 5 years from date of the amendment, the Company is required to maintain a clearing deposit with Pershing in the amount of $250,000. Either party may cancel the agreement with 180 days written notice. In the event of termination, the Company may incur termination fees on a pro rata basis as shown below.

Delivery Date of Notice of Termination	Termination Fee
In year 1	$500,000
In year 2	$400,000
In year 3 and thereafter	$200,000

On December 7, 2018, the Fully Disclosed Clearing Agreement was amended (see note 4), to create a Tri-Party Addendum and allow Bci Corredor de Bolsa to operate as a Sub-Broker of the Company.

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a clearing firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2018, cash and cash equivalents of approximately $1,002,452, and commissions receivable of $2,696 were held by the clearing firm. In addition, the Company had a deposit at the clearing firm of $250,000.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 7, 2019. The Company has not identified any events that would require disclosure or have a material impact on the statement of financial condition, results of operations, or cash flows of the Company as of and for the year ended December 31, 2018

SUPPLEMENTARY INFORMATION

BCI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

CREDITS		
Stockholder's Equity	$	4,689,354
DEBITS		
Prepaid expense		82,155
Equipment (net)		61,416
Mutual Fund 12b-1 fees receivable		50,637
Other assets		1,251
Due from related party		737
Total debits		196,196
NET CAPITAL BEFORE HAIRCUTS		4,493,158
HAIRCUTS		33,730
NET CAPITAL		4,459,428
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6.67% OF AGGREGATE INDEBTEDNESS OF $916,300		61,087
EXCESS NET CAPITAL	$	4,398,341
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.2055 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Bonus payable	$	354,978
Financial instruments sold, not yet purchased, at fair value		288,637
Accounts payable and accrued liabilities		139,181
Payable to clearing organization		114,069
Due to related party		19,435
Total aggregate indebtedness	$	916,300

BCI SECURITIES, INC.

RECONCILIATION OF FORM X-17A-5, PART II-A
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

There are no material differences that exist between the above computation and the Company's corresponding audited Form X-17A-5, Part IIA filing.

BCI SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND THE INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities to the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
333 Southeast 2nd Avenue
Suite 3600
Miami, FL 33131
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bci Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Bci Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 7, 2019

Bci. SECURITIES

200 South Biscayne Boulevard. Suite 2350
Miami, Florida Zip code 33131
Phone: (305) 929.55.00
Fax: (786) 294.65.93

EXEMPTION REPORT PURSUANT TO RULE 17A-5(d)(4) UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

Bci Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent period from January 1, 2018 through to December 31, 2018 without exception.

Bci Securities, Inc.

I, Andrew Barrett, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

February 7, 2019